Exhibit 23.2
CONSENT OF PINNACLE ENERGY SERVICES, LLC

We have issued our report letters dated January 25, 2011 and January 6, 2010 for the years ended December 31, 2010 and 2009, respectively, on estimates of proved reserves and future net cash flows of certain oil and natural gas properties located in the Permian Basin of West Texas of Windsor Permian LLC, successor in interest to Windsor Energy Group, LLC. As independent oil and gas consultants, we hereby consent to the incorporation by reference of information from such report letters in this Registration Statement on Form S-8 and any amendments thereto pertaining to the Diamondback Energy, Inc. 2012 Equity Incentive Plan. We hereby also consent to the references to our firm as experts in this Registration Statement on Form S-8.
PINNACLE ENERGY SERVICES, LLC
By: /s/ John Paul Dick
Name: John Paul Dick
Title: Manager, Registered Petroleum Engineer

May 8, 2013
Oklahoma City, Oklahoma